MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
As of December 31, 2017
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in
accordance with Rule 17a-5(e)(3)

MML Investors Services, LLC and Subsidiaries

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Consolidated Statement of Financial Condition	2
Consolidated Statement of Changes in Subordinated Liabilities	3
Notes to Consolidated Statement of Financial Condition	4 - 16



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
MML Investors Services, LLC and Subsidiaries:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, LLC and Subsidiaries (the Company) as of December 31, 2017 (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 2004.

Hartford, Connecticut
February 16, 2018

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Assets

Cash and cash equivalents	$	57,273
Cash segregated under federal regulations		10,006
Receivables from brokers or dealers and clearing organizations		46,541
Receivables from related parties		3,456
Secured demand notes		150,000
Prepaid expenses and other assets		21,730
Taxes receivable		8,838
Deferred tax assets, net		7,846
Total assets	$	305,690

Liabilities and Equity

Commissions and trail commissions payable	$	52,330
Payables to related parties		14,123
Payables to terminated noncontrolling interests		111
Accounts payable and accrued expenses		19,491
Deferred revenue		37,851
Subordinated liabilities under secured demand note collateral agreements		150,000
Total liabilities		273,906
Member's equity		72,414
Accumulated deficit		(40,630)
Member's equity		31,784
Total liabilities and member's equity	$	305,690

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Changes in Subordinated Liabilities
For the Year Ended December 31, 2017
(Dollars in thousands)

Subordinated liabilities at December 31, 2016	$ --
Issuance of secured demand notes	150,000
Subordinated liabilities at December 31, 2017	$ 150,000

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

(1)   Organization

MML Investors Services, LLC ("MMLIS") is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLIS is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLIS is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, LLC ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia.

MMLIS is the parent company of MML Insurance Agency, LLC ("MMLIA"). MMLIA enables MassMutual agents to sell non-MassMutual insurance products and conducts business in all 50 states, Puerto Rico, and the District of Columbia.

MassMutual acquired MSI Financial Services, Inc. (formerly known as MetLife Securities, Inc.) (MSI) in connection with its purchase of the MetLife Premier Client Group on July 1, 2016. After obtaining regulatory approval from FINRA, MSI was merged into MMLIS on March 25, 2017. The financial results of MSI for the period from January 1, 2017 through March 24, 2017, including net losses of $1,790, have been combined in the financial results of MMLIS, as the entities were under common control for that period. At January 1, 2017, total equity has also been increased by $116,614 in connection with this merger.

MMLIS has a controlling interest in MMLISI Financial Alliances, LLC ("MFA"). MFA is a Delaware Series limited liability company that was formed to facilitate referrals made by certain professional firms to MMLIS, MMLIA, and MassMutual, for products and services. On September 30, 2016 the membership interests for all active Series A members were terminated, at which time MMLIS's ownership interest increased to 100%. As part of the termination agreement, revenues received by MFA for a period of up to 4 years are distributed to the respective Series A and B members.

MMLIS and MMLIA are organized as limited liability companies pursuant to the Massachusetts Limited Liability Act. The sole member of MMLIS is MassMutual Holding LLC, whose sole member is MassMutual. For federal and most state tax purposes, MMLIS and MMLIA are treated as single member limited liability companies disregarded as separate entities from their sole owners (see Note 10). MMLIS, MMLIA, and MFA are collectively referred to herein as the "Company."

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

(2)   **Summary of Significant Accounting Policies**

The significant accounting policies are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MMLIS as well as MMLIA and MFA. MMLIS consolidates entities over which it exercises control and has a greater than 50% ownership interest.   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2017, there was $53,256 invested in money market mutual funds, which are recorded at net asset value. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLIS customers, in accordance with Rule 15c3-3 of the SEC (see Note 4).

Revenue Recognition and Related Expense

Revenue is measured based on the consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies the performance obligation of transferring control over a service to a customer.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Commission revenue from mutual funds, annuities, and other securities transactions, as well as related commission and clearing expenses, are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales, payment of which is generally received in arrears either on a weekly or a monthly basis. The Company estimates its accruals for revenues earned from mutual fund sales based upon historical cash receipts over the estimated period from trade date to settlement date. Commissions payable is accrued concurrently using the actual payout rate.

Corporate registered investment advisor ("CRIA") revenue, which represents asset based fees paid by customers for investments in managed account programs, are determined based upon a percentage of average assets under management and represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services transfer to the customer over time as the customer simultaneously receives and consumes the benefits provided by the Company. The Company uses the same measure of progress to determine when the consideration should be recognized. Payments are generally received in advance on a quarterly basis. CRIA revenues are constrained until each month-end when a portion of the revenue becomes known and the ambiguity related to market performance and investor behavior is removed. The Company estimates its accruals for revenues earned based upon the volume of transactions, cash receipts, or assets under management in current and prior periods, as applicable. Commissions payable is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLIS by open-end mutual fund companies, are determined based upon a percentage of average assets under management and represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services transfer to the customer over time and use the same measure of progress to determine consideration. Revenue is recognized monthly as the performance obligations are fulfilled over the period the customer maintains assets in their account and all contingencies are satisfied. Related commission expenses are recognized as the revenue is earned.

For securities held in brokerage accounts, the Company uses National Financial Services, LLC (NFS) as clearing agent to process customer trades.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Certain amounts received by the Company from NFS associated with costs incurred by MSI prior to merging with MMLIS to change clearing firms are subject to reclaim by NFS if the Company terminates the clearing agreement before the end of the initial nine-year term. Certain other amounts received from NFS are fully earned by the Company after a specified period following receipt. Accordingly, such amounts are recognized as revenues on a straight-line basis over the claw-back period. The unearned portion of such payments totaling $32,799 is included in Deferred revenues on the Statement of Financial Condition.

Fair Value of Financial Instruments

The reported carrying value of financial instruments, including cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

General Agent Continuing Commission Program

The Company has a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between a General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLIS is to process future GDC generated by the agency and distribute to the Former and Successor GAs. Effective December 30, 2010, this program was frozen and no additional General Agents will become eligible for the program. General Agents who are currently receiving payments under this program will continue to receive payments if any future commission overrides are generated.

In 2009, MMLIS committed to making fixed commission payments to certain Former GAs. In 2017, the Company paid $68 to the Former GAs. The obligations for these payments expired in July 2017.

Income Taxes

Income taxes payables are based upon the Company's best estimate of its current and deferred tax liabilities. Effective October 1, 2016 MFA became a disregarded entity of MMLIS. All income and related taxes are included in MMLIS' financial results.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include accrued liabilities and prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs may be received from registered representatives, MassMutual general agents, or from errors & omissions insurance.

New Accounting Pronouncements

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash,* which is effective for fiscal years beginning after December 15, 2017 for public companies. Early adoption is permitted. This guidance requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. The adoption of this ASU as of January 1, 2018 will not have a significant impact on the Company's consolidated financial statements.

In October 2016, the FASB replaced ASU No. 2015-02 with ASU No. 2016-17, *"Consolidation (Topic 810): Amendments to the Consolidation Analysis,"* both of which were effective for fiscal years beginning after December 15, 2016. All legal entities are subject to reevaluation under the revised consolidation model. This ASU focuses on the consolidation evaluation and simplifies consolidation accounting by reducing the number of consolidation models. It modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities (VoIEs), eliminates the presumption that a general partner should consolidate a limited partnership and similar entities, and provides a scope exception from consolidation guidance for reporting entities with interests in certain money market funds. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update (ASU) No. 2016-15, *"Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,"* which is effective for fiscal years beginning after December 15, 2017 for public companies. Early adoption is permitted. This guidance addresses eight classification issues related to the statement of cash flows including, but not limited to, distributions received from equity method investees and separately identifiable cash flows. The adoption of this ASU as of January 1, 2018 will not have a significant impact on the Company's consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

In February 2016, the FASB issued ASU No. 2016-02, *"Leases (Topic 842),"* which is effective for fiscal years beginning after December 15, 2018 for public companies. Currently, GAAP does not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. This guidance changes the current GAAP accounting treatment by requiring a lessee to include on its balance sheet an asset and liability arising from an operating lease. Generally, the amount of the lease liability will be calculated as the present value of unpaid lease payments. The amount of the lease asset also will reflect the present value of unpaid lease payments, but it will also reflect any initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. The Company is assessing the impact of adopting this ASU and does not anticipate it will have a significant impact to its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, *"Presentation of Financial Statements - Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,"* which was effective for fiscal years beginning after December 15, 2016. Early adoption was permitted. This ASU requires management of an entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. It also defines substantial doubt as being when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued or available to be issued. When making this assessment, management is required to consider relevant conditions or events that are known or reasonably knowable and to evaluate and disclose whether its plans alleviate that doubt. The adoption of this ASU did not have an impact on the Company's consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* jointly with the IASB, which is effective January 1, 2018 for public business entities. Early adoption as of the original effective date is allowed. Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition" and establishes the core principle that an entity should recognize revenue based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this objective, the guidance provides criteria to recognize revenue, changes the accounting for certain contract costs, revises the criteria for determining if the Company is acting as a principal or agent in certain arrangements, and establishes new disclosure requirements. The new standard requires the use of more estimates and judgements than the present standards. This guidance excludes from its scope the accounting for insurance contracts, leases and financial instruments.

The Company's implementation efforts have included identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition and expense policies.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

The Company has adopted this new guidance effective January 1, 2018 under the modified retrospective transition method, which does not require prior periods to be retrospectively adjusted. The Company has applied the guidance only to contracts that are not completed at the date of initial application. The Company has determined that the adoption of this ASU will not result in an adjustment to its opening equity balance on January 1, 2018.

(3)   Related Party Transactions and Agreements

Through distribution agreements, MMLIS is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its indirect wholly-owned subsidiaries C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"). In addition, MMLIS is the sub-distributor of the MassMutual Premier Funds and MassMutual Select Funds (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents who are MMLIS registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions

MMLIS provides broker-dealer and distribution services related to MassMutual's retirement services for its Individual Retirement Account (MMIRA) Program. MMLIS pays distribution support to MassMutual equal to the MMIRA Program fee income. This program is closed to new accounts.

In accordance with the terms of MMLIS's agreement with MassMutual for the distribution and servicing of registered 401(k) retirement products, MMLIS earned commission and trail revenue in 2017 and incurred distribution support costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLIS is compensated for distribution and underwriting services.

MMLIS has a selling agreement with its affiliate OppenheimerFunds Distributors, LLC ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLIS earned commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned marketing and distribution assistance from OFDI.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

MMLIS receives trail commissions from OFDI as a result of client investment selections that are available in MassMutual retirement products purchased in connection with IRA rollovers. In 2017, MMLIS earned trail commission revenues related to these funds and paid distribution support costs equal to these revenues to MassMutual.

MMLIS has an agreement with MassMutual Trust Company, FSB ("MMTC"), a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust fiduciary services. Under the terms of the agreement, MMLIS earned referral fees from client assets invested through MMTC.

All employees of the Company are direct employees of MassMutual. Employee related costs are charged to the Company as part of Management fee expense, in accordance with an intercompany service agreement with MassMutual. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as MMLIS employees.

MMLIS's eligible employees and retirees are covered by MassMutual's employees' benefit plans, which provide benefits for certain of its active and retired employees. These benefit plans include funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. MMLIS funds the costs of these plans as they are incurred, which are settled on a monthly basis.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLIS's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. In addition, MassMutual provides access to health insurance coverage for covered retirees and their dependents through a private insurance marketplace, along with a company-funded health reimbursement account.

MassMutual provides retiree life insurance coverage for the Company's eligible employees, who as of January 1, 2010, were age 50 with at least 10 years of service or had attained 75 points, generally age plus service, with a minimum of 10 years of service.

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, cash management, and other general corporate services for which MMLIS is charged a management fee. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Receivables and Payables to Related Parties

Receivables from related parties consist of the following as of December 31, 2017:

Commissions due from MassMutual	$ 2,615
Referral fees due from MM Trust Company	812
Management fees due from MMLD	12
Management fees due from MSD	6
Referral fees due from MassMutual	11
Receivables from related parties	$ 3,456

In addition, commissions and trails receivable from related parties of $2,682 are included in Receivables from brokers or dealers on the Statement of Financial Condition.

Payables to related parties consist of the following as of December 31, 2017:

Management fees due to MassMutual	$ 13,056
Distribution support due to MassMutual	739
SDN interest due to MassMutual Holding	165
Other due to MassMutual	163
Payables to related parties	$ 14,123

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on at least an annual basis to ensure that adequate capital is maintained.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

(4)   Customer Protection Reserve under SEC Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, MMLIS is subject to the SEC's Customer Protection rule ("Rule 15c3-3") and is required to maintain a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, LLC" for customer funds received. As of December 31, 2017, the balance in this account totaled $10,006, which is in excess of the required balance, and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(5)   Net Capital Requirements

As a broker-dealer, MMLIS is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. In July 2017, the Company elected to operate under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2017, the Company had net capital of $137,785, which was $137,535 in excess of its required net capital.

Certain net assets of MMLIA are included as allowable capital in the consolidated computation of MMLIS's net capital since these assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MFA is accounted for using the equity method of accounting for the purpose of filing MMLIS's FOCUS Report with FINRA, in accordance with FINRA regulations, and is included as a non-allowable asset in the computation of the Company's net capital.

The following is a summary of certain financial information for MFA that is not included in MMLIS's net capital computation in its FOCUS Report as of December 31, 2017:

	MFA	
Assets	$	257
Liabilities	$	114
Equity	$	143

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

(6)   Secured Demand Notes

During 2017, the Company entered into four Secured Demand Note Collateral Agreements ("SDN") with MassMutual Holding, LLC ("MMH") pursuant to which MMH transferred securities to the Company to collateralize MMH's obligation to lend $150.0 million ($37.5 million per SDN) to the Company. The agreements are scheduled to mature on May 14, 2021; May 15, 2023; May 15, 2025, and May 14, 2027, respectively.

At December 31, 2017, the collateral for the outstanding SDNs consisted of U.S. Government securities with a fair value approximating $185,112. The Company has not exercised its right to sell or repledge the collateral.

The corresponding liabilities "Subordinated liabilities under secured demand note collateral agreements" on the Statement of Financial Condition are subordinate to the claims of general creditors. To the extent that subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

(7)   Litigation, Regulatory Inquiries, Commitments and Contingencies

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

As the successor-in-interest to MSI, MMLIS was one of several defendants in eight cases in California Superior Court, in which there were approximately 98 plaintiffs. In 2016, one case involving a single plaintiff was resolved through a jury verdict and was appealed. In 2017, all claims by the 98 plaintiffs, except one, were settled by the Company and the other defendants.

As of December 31, 2017, the Company has $10,070 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters.

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2017. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

(8) **Income Taxes**

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes. Allocated taxes are calculated and paid on a quarterly basis.

The Internal Revenue Service ("IRS") has completed its examination of the years 2013 and prior. The IRS commenced its exam of years 2014 and 2015 in September 2017. The Company does not expect a material change in its financial position or liquidity as a result of this audit.

On December 22, 2017, the president signed into law H.R. 1/Public Law 115-97, commonly known as the Tax Cuts and Jobs Act. The Act contains several key provisions that have significant financial statement effects including, but not limited to, the remeasurement of deferred tax assets and liabilities.

The Act required the remeasurement of deferred taxes, as it reduces the corporate tax rate to 21 percent, effective January 1, 2018. Accordingly, the Company remeasured its deferred taxes as of the enactment date and recognized a $4.9 million increase in income tax expense reported on the Statement of Operations.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2017.

Notes to Consolidated Statement of Financial Condition
December 31, 2017
(Dollars in thousands)

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2017 are as follows:

Deferred tax assets:		
Compensation and legal accruals	$	3,757
Deferred Revenue		7,253
Total deferred tax assets		11,010
Deferred tax liabilities:		
Prepaid commissions		1,715
Prepaid expenses		1,445
Other		4
Total deferred tax liabilities		3,164
Net deferred tax asset	$	7,846

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(9)   Subsequent Events

The Company has evaluated subsequent events through February 16, 2018, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.